UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
—————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 15, 2009	By /s/ Luo Zhuping
Name: Luo Zhuping Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

2008 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) prepared under International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2008 with comparative figures for the corresponding year of 2007 as follows:

FINANCIAL INFORMATION

A.	PREPARED IN ACCORDANCE WITH IFRS

Consolidated income statement
For the year ended 31 December 2008

		2008	2007
	Note	RMB’000	RMB’000 (Restated, Note 2 &3)

Revenues	4	41,072,557	42,533,893
Other operating income	6	405,163	487,562
Other gains	6	267,084	–

Operating expenses
Aircraft fuel		(18,488,242)	(15,117,147)
(Loss)/gain on financial derivatives	7	(6,400,992)	83,965
Take-off and landing charges		(5,279,590)	(5,174,183)
Depreciation and amortisation		(4,781,562)	(4,719,735)
Wages, salaries and benefits		(4,545,312)	(4,327,397)
Aircraft maintenance		(3,272,981)	(2,392,039)
Impairment losses	8	(2,976,678)	(227,456)
Food and beverages		(1,321,268)	(1,230,754)
Aircraft operating lease rentals		(2,734,802)	(2,850,873)
Other operating lease rentals		(369,236)	(292,844)
Selling and marketing expenses		(1,562,945)	(1,805,342)
Civil aviation infrastructure levies		(769,849)	(781,613)
Ground services and other charges		(268,873)	(224,466)
Office, administrative and other expenses		(4,055,679)	(3,833,938)
Total operating expenses		(56,828,009)	(42,893,822)

Operating (loss)/profit		(15,083,205)	127,633

		2008	2007
	Note	RMB’000	RMB’000 (Restated, Note 2 &3)

Finance income	9	2,061,625	2,140,457
Finance costs	10	(2,328,147)	(1,978,550)
Share of results of associates		69,668	58,312
Share of results of jointly controlled entities		24,050	30,086

(Loss)/profit before income tax		(15,256,009)	377,938
Income tax	11	(73,916)	(23,763)

(Loss)/profit for the year		(15,329,925)	354,175

Attributable to:
Equity holders of the Company		(15,268,532)	378,568
Minority interests		(61,393)	(24,393)

		(15,329,925)	354,175

(Loss)/earnings per share
attributable to the equity holders of
the Company during the year
– basic and diluted	13	RMB (3.14)	RMB 0.08

Consolidated balance sheet
As at 31 December 2008

		2008	2007
	Note	RMB’000	RMB’000 (Restated, Note 2 &3)

Non-current assets

Intangible assets		164,851	1,244,706
Property, plant and equipment		52,678,473	47,269,754
Lease prepayments		996,521	967,497
Advanced payments on acquisition of aircraft		6,413,554	6,695,573
Investments in associates		980,319	601,119
Investments in jointly controlled entities		362,332	336,966
Available-for-sale financial assets		31,268	53,236
Other long-term assets		941,556	660,751
Deferred tax assets		81,947	113,211
Derivative assets		988	6,077
		62,651,809	57,948,890
Current assets

Flight equipment spare parts		871,364	1,124,936
Trade receivables	14	1,146,522	2,096,007
Amounts due from related companies		208,289	65,455
Prepayments, deposits and other receivables		4,126,219	2,555,649
Cash and cash equivalents		3,451,010	1,655,244
Derivative assets		123,010	89,470
Non-current assets held for sale		473,667	2,205,450
		10,400,081	9,792,211
Current liabilities

Sales in advance of carriage		1,013,878	1,211,209
Trade payables and notes payable	15	5,144,858	3,137,880
Amounts due to related companies		413,126	671,593
Other payables and accrued expenses		12,147,175	9,591,245
Current portion of obligations under
finance leases		1,916,989	2,545,223
Current portion of borrowings		26,513,320	18,494,521
Income tax payable		39,002	90,867
Current portion of provision for
aircraft overhaul expenses		213,830	–
Derivative liabilities		6,456,075	20,238
Liabilities directly associated with
non-current assets held for sale		–	127,239
		53,858,253	35,890,015

Net current liabilities		(43,458,172)	(26,097,804)

Total assets less current liabilities		19,193,637	31,851,086

		2008	2007
	Note	RMB’000	RMB’000 (Restated, Note 2 &3)

Non-current liabilities
Obligations under finance leases		18,891,910	13,906,987
Borrowings		8,588,052	11,369,307
Provision for aircraft overhaul expenses		1,320,188	956,910
Other long-term liabilities		1,320,759	1,242,697
Deferred tax liabilities		57,589	50,369
Post-retirement benefit obligations		1,469,124	1,370,702
Derivative liabilities		185,524	21,558
		31,833,146	28,918,530

Net (liabilities)/assets		(12,639,509)	2,932,556

Equity
Capital and reserves attributable to
the equity holders of the Company

Share capital		4,866,950	4,866,950
Reserves		(17,964,351)	(2,506,379)
		(13,097,401)	2,360,571
Minority interests		457,892	571,985

Total equity		(12,639,509)	2,932,556

Notes:

1.	Basis of preparation

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

In preparing the financial statements, the directors have given careful consideration to the going concern status of the Group in the context of the Group’s current working capital difficulties.

The Group’s accumulated losses were approximately RMB18.08 billion as at 31 December 2008; its current liabilities exceeded its current assets by approximately RMB43.46 billion; and total liabilities exceeded total assets by approximately RMB12.64 billion.

Against this background, the directors have taken active steps to seek additional sources of finance and improve the Group’s liquidity position. At 31 December 2008, the Company had total credit facilities of RMB13.5 billion from certain banks. Since 31 December 2008, the Company has successfully obtained additional credit facilities in an aggregate amount of RMB36 billion from certain banks and financial institutions (see Note 16 – “Post balance sheet events” for details). The directors believe that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. In addition, a resolution to issue additional shares to China Eastern Air Holding Company (“CEA Holding”) the Company’s shareholder, and CES Global Holding (Hong Kong) Limited (“CES Global”), a wholly-owned subsidiary of CEA Holding, for a total amount of RMB7 billion was approved in the extraordinary general meetings held on 26 February 2009 (see Note 16 – “Post balance sheet events” for details).

With the additional credit facilities and approved capital injection described in the preceding paragraph, and based on the Group’s history of obtaining finance and its relationships with its bankers and creditors, the Board of Directors considers that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these financial statements should be prepared on a going concern basis and do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

2.	Standards and interpretations early adopted by the Group

IFRIC 13, ‘Customer loyalty programmes’ was early adopted by the Group in 2008. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Company operates a frequent-flyer programme called “Eastern Miles” (the “programme”). Historically, the incremental cost of providing awards in exchange for redemption of miles earned by members was accrued as an operating cost and a liability in the balance sheet. After the adoption of IFRIC 13, revenue is allocated between the ticket sold and miles earned by members. The portion allocated to miles earned is deferred and recognised when the miles have been redeemed or have expired.

This change in accounting policy has been accounted for retrospectively, and the comparative financial statements have also been restated. The effect of the change is set forth below:

2007 RMB’000 Increase / (decrease)

Consolidated profit for the year	17,491

Earnings per share attributable to equity holders of the Company	RMB0.003

Minority interests	–

Consolidation net assets attributable to equity holders of the Company	(345,115)

Consolidated net assets	(345,115)

The Group’s consolidated loss for the year ended 31 December 2008 and consolidated net liabilities at 31 December 2008 would have decreased by RMB25 million and RMB320 million respectively if the previous policies had been still applied in 2008.

3.	Change of accounting policy

Under IFRS, the Company has the option to use the revaluation model or historical cost model to account for its property, plant and equipment (“PP&E”). Previously, the Company adopted the revaluation model in accordance with IAS 16 as a result of Chinese regulatory requirements to revalue PP&E in connection with its listing in 1997. Under PRC Accounting Standards, the one time revaluation for listing purposes was treated as deemed cost and the historical cost model was adopted subsequent to the initial revaluation. In 2008, the Company changed its IFRS accounting policy in respect of PP&E from the revaluation model to the historical cost model. Whilst this change was made primarily to increase the relevance of financial data to the users of financial statement and for the reasons set out below, management also made reference to Interpretation 2 of Chinese Accounting Standards (“CAS”) issued by Ministry of Finance in August 2008 which aims to drive the elimination of differences between IFRS and CAS. The change was made after taking into consideration the following factors:

•
the alignment of the Group’s accounting policy with industry peers – management considers that the historical cost model will improve comparability of the pertinent financial performance data and results of operations of the Group with other airlines. Very few of the leading global airlines currently use the valuation model and valuation data is not generally used in airline industry analysis that is made available to stakeholders or internally by management.

•
increased comparability between finance and operating leased aircraft – deprecation cost of a finance leased aircraft is based on revalued amount whereas operating lease payments are based on cost and aircraft held under operating leases are not recognised as assets subject to valuation. Management therefore consider that the change to the cost model increases the level of consistency in accounting for aircraft which are not distinguished from an operational perspective.

•
the high degree of subjectivity and risk of cyclical volatility associated with external valuation and second hand aircraft fair values – the market value of second hand aircraft can be volatile and is influenced by transactions in global markets that may have little relevance to the operating environment in China. When purchasing or financing aircraft under finance leases, management intend to use these aircraft in the business for the remainder of their useful lives. Management do not believe that financial statements that reflect, often subjective, movements in second hand values provide meaningful information to investors.

This change in accounting policy has been accounted for retrospectively, and the comparative financial statements have also been restated. The effect of the change is not considered material to the financial statements but is set forth below:

2007 RMB’000 Increase / (decrease)

Consolidated profit for the year	92,181

Earnings per share attributable to equity holders of the Company	RMB0.02

Minority interests	(12,981)

Consolidation net assets attributable to equity holders of the Company	(322,077)

Consolidated net assets	(335,058)

The Group’s consolidated loss for the year ended 31 December 2008 and consolidated net liabilities at 31 December 2008 would have increased by RMB216 million and decrease by RMB119 million respectively if the previous policies had been still applied in 2008.

4.	Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	Group
	2008	2007
	RMB’000	RMB’000

Revenues
Traffic revenues
– Passenger	34,221,555	36,077,309
– Cargo and mail	5,465,784	5,633,117
Ground service income	1,279,444	1,001,809
Cargo handling income	345,048	364,638
Commission income	187,073	156,713
Others	464,717	393,166

	41,963,621	43,626,752
Less: Business tax (Note)	(891,064)	(1,092,859)

	41,072,557	42,533,893

Note:

Except for traffic revenues derived from inbound international and regional flights, which are not subject to the People’s Republic of China (“PRC”) business tax, the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

5.	Segment information

(a)	Primary reporting format by business segment

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format.

(1)	Passenger business segment includes cargo carried by passenger flights.

(2)	Inter-segment transfers are transactions that are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the year ended 31 December 2008 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	35,527,984	3,316,285	–	38,844,269
Other revenues	1,476,812	1,092,067	257,033	2,825,912

Total segment revenue	37,004,796	4,408,352	257,033	41,670,181
Inter-segment revenue	(426,411)	–	(171,213)	(597,624)

Revenues	36,578,385	4,408,352	85,820	41,072,557

Operating (loss)/profit
– segment results	(15,148,592)	(4,392)	69,779	(15,083,205)
Finance income	1,960,490	100,781	354	2,061,625
Finance costs	(2,156,695)	(146,944)	(24,508)	(2,328,147)
Share of results of associates	–	–	69,668	69,668
Share of results of
jointly controlled entities	–	–	24,050	24,050

(Loss)/profit before income tax	(15,344,797)	(50,555)	139,343	(15,256,009)
Income tax	10,217	(73,952)	(10,181)	(73,916)

(Loss)/profit for the year	(15,334,580)	(124,507)	129,162	(15,329,925)

The segment results for the year ended 31 December 2007 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	37,550,127	3,113,488	–	40,663,615
Other revenues	1,208,760	900,529	208,456	2,317,745

Total segment revenue	38,758,887	4,014,017	208,456	42,981,360
Inter-segment revenue	(348,643)	–	(98,824)	(447,467)

Revenues	38,410,244	4,014,017	109,632	42,533,893

Operating (loss)/profit
– segment results	(93,051)	181,823	38,861	127,633
Finance income	2,055,187	84,481	789	2,140,457
Finance costs	(1,799,454)	(164,685)	(14,411)	(1,978,550)
Share of results of associates	–	–	58,312	58,312
Share of results of
jointly controlled entities	–	–	30,086	30,086

Profit before income tax	162,682	101,619	113,637	377,938
Income tax	38,835	(58,123)	(4,475)	(23,763)

Profit for the year	201,517	43,496	109,162	354,175

6.	Other operating income and other gains

	Group
	2008	2007
	RMB’000	RMB’000

Other operating income
– Government subsidies (Note (a))	405,163	487,562

Other gains
– Gains on disposal of property, plant and equipment (Note (b))	267,084	–

Note:

(a)
The government subsidies represent (i) subsidies granted by the Central Government and local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

(b)
The gains on disposal of property, plant and equipment represent (i) the gain arising from the sales of certain cargo freighters and engines which were leased back by the Group under operating lease; and (ii) the disposal of certain aircraft recorded in “assets held for sale” in 2007.

7.	(Loss)/gain on financial derivatives

	Group
	2008	2007
	RMB’000	RMB’000

(Loss)/gain arising from fair value movements of financial derivatives
– Fuel option contracts (Note)	(6,255,791)	96,576
– Interest rate swaps	(49,535)	(8,824)
– Forward foreign exchange contracts	(95,666)	(3,787)

	(6,400,992)	83,965

Note:

The Group enters into fuel hedging contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The fuel hedging contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each hedging contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell.

None of the fuel hedging contracts entered into by the Group in 2008 or which remained open at 31 December 2008 qualified for hedge accounting. The Group is required to account for the fair value of the difference between the spot price of fuel and the price at which the counterparties are effectively entitled to sell in future periods as unrealised mark to market losses and recognised these losses in the income statements immediately.

8.	Impairment losses

	Group
	2008	2007
	RMB’000	RMB’000

Goodwill impairment (Note (a))	993,143	–
Impairment charge on property, plant and equipment (Note (b))	1,441,904	–
Impairment charge on non-current assets held for sale (Note (c))	235,273	130,921
Other impairment charge	306,358	96,535

	2,976,678	227,456

Note:

(a)
For the year ended 31 December 2008, the Group recognised an impairment charge of RMB993 million against goodwill which had previously been recognised in connection with the Group’s acquisition of  Yunnan Airline, Xibei Airline and Wuhan Airline.

(b)
In view of the decline in demand on the air transportation market under the current economic environment, the Group performed an impairment test on property, plant and equipment (“PP&E”) as at 31 December 2008, based on which an impairment provision of RMB1,442 million was made against certain aircraft model and the related equipment which reflects their relatively lower operation efficiency and which management intend to retire in the near future. In determining the recoverable amounts of the related assets, management has compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values.

(c)
After assessing the fair value less costs to sell as at the balance sheet date which was primarily determined by reference to estimated market value an additional impairment loss of RMB235 million was made against certain aircraft and related flight equipment which have been classified as “non-current assets held for sale”.

9.	Finance income

	Group
	2008	2007
	RMB’000	RMB’000

Exchange gains, net (Note)	1,957,591	2,023,032
Interest income	89,275	96,849
Actual settled gains on financial instruments
– forward foreign exchange contracts	14,759	20,576

Finance income	2,061,625	2,140,457

Note:

The exchange gain for the year ended 31 December 2008 primarily relates to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

10.	Finance costs

	Group
	2008	2007
	RMB’000	RMB’000

Interest relating to obligations under finance leases	651,121	731,885
Interest on loans from banks and financial institutions	1,945,212	1,629,090
Interest relating to notes payable	84,050	72,779
Interest relating to long-term payables	–	3,406
Actual settled gains on financial instruments
– Interest rate swaps	(10,083)	(59,111)

	2,670,300	2,378,049
Less: Amounts capitalised into advanced payments
on acquisition of aircraft	(342,153)	(399,499)

Finance costs	2,328,147	1,978,550

11.	Income tax

Income tax charged/(credited) to the consolidated income statement is as follows:

	Group
	2008	2007
	RMB’000	RMB’000

Provision for PRC income tax	35,432	72,918
Deferred taxation	38,484	(49,155)

	73,916	23,763

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”) which was approved by the National People’s Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to enjoy a transitional period to gradually increase the applicable corporate income tax rate to 25% in coming five years. For the year ended 31 December 2008, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries is 18%. Other subsidiaries of the Company, except for those incorporated in Hong Kong and being subject to the Hong Kong corporate income tax rate of 16.5%, are generally subject to the PRC standard corporate tax rate of 25% under the New CIT Law.

12.	Dividend

No dividend was paid during both 2008 and 2007.

The Board of Directors of the Company has not recommended any dividend in respect of the year ended 31 December 2008.

13.	(Loss)/earnings per share

The calculation of basic (loss)/earning per share is based on the loss attributable to equity holders of the Company of RMB15,269 million (2007: profit of RMB379 million) and the weighted average number of shares of 4,866,950,000 (2007: 4,866,950,000) in issue during the year.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

14.	Trade receivables

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	Group
	2008	2007
	RMB’000	RMB’000

Within 90 days	1,088,951	1,761,799
91 to 180 days	24,282	104,991
181 to 365 days	30,451	187,355
Over 365 days	103,919	101,769

	1,247,603	2,155,914
Less: provision for impairment of receivables	(101,081)	(59,907)

Trade receivables	1,146,522	2,096,007

15.	Trade payables and notes payable

The aging analysis of trade payables and notes payable is as follows:

	Group
	2008	2007
	RMB’000	RMB’000

Within 90 days	3,310,710	1,465,079
91 to 180 days	1,249,400	1,126,091
181 to 365 days	267,785	449,391
Over 365 days	316,963	97,319

	5,144,858	3,137,880

16.	Post balance sheet events

On 15 January 2009, CEA Holding (as the principal), Eastern Air Group Finance Company Limited (the “Finance Company”) (as the trustee) and the Company (as the borrower) entered into an entrusted loan agreement, pursuant to which, the Company will obtain a short-term loan of RMB5.55 billion from CEA Holding through the Finance Company. Details are set out in the Company’s announcement dated 15 January 2009.

On 19 January 2009, the Company obtained a two-year credit facility of RMB10 billion from Shanghai Pudong Development Bank.

On 13 February 2009, the Company obtained a three-year credit facility of RMB15 billion from Agricultural Bank of China.

On 26 February 2009, the Company convened an extraordinary general meeting of A and H Share Shareholders in which the special resolution in relation to the approval of the non-public issuance of 1,437,375,000 new A Shares at subscription price of approximately RMB5,563 million to China Eastern Air Holding Company and the issuance of 1,437,375,000 new H Share at subscription price of approximately RMB1,437 million to CES Global Holdings (Hong Kong) Limited was passed. Details are set out in the Company’s announcement dated 10 December 2008 and its Notice of Extraordinary General Meeting and Notice of H Shareholders Class Meeting dated 8 January 2009.

On 16 March 2009, the Company obtained a three-year credit facility of RMB11 billion from Construction Bank of China.

17.	Comparative figures

Where necessary, prior year amounts have been reclassified to conform with changes in presentation in the current year.

B.	PREPARED IN ACCORDANCE WITH PRC ACCOUNTING REGULATIONS

Condensed consolidated income statement
For the year ended 31 December 2008

	2008	2007
	RMB’000	RMB’000

Revenue	41,842,361	43,541,228
Less: Cost of operation	(43,075,888)	(37,649,712)
Taxes and levies	(891,064)	(1,092,859)
Selling and distribution expenses	(2,522,136)	(2,766,379)
General and administrative expense	(1,524,864)	(2,075,732)
Finance (expenses)/income, net	(357,410)	106,125
Impairment loss	(2,022,178)	(224,714)
Fair value (loss)/gain	(6,400,992)	83,965
Add: Investment income	105,837	155,180

Operating (loss)/profit	(14,846,334)	77,102
Add: Non-operating income	906,238	676,610
Less: Non-operating expenses	(45,012)	(28,878)

Total (loss)/profit	(13,985,108)	724,834
Less: Income tax	(60,795)	(96,512)

Net (loss)/profit	(14,045,903)	628,322

Attribute to:
– Equity holders of the Company	(13,927,656)	603,955

– Minority interests	(118,247)	24,367

	(14,045,903)	628,322

Condensed consolidated balance sheet
As at 31 December 2008

	2008	2007
	RMB’000	RMB’000

Assets
Total current assets	10,401,069	9,690,252
Long-term investment	1,373,356	990,758
Fixed assets & construction in progress	58,807,070	53,087,748
Intangible assets & non-current assets	2,524,594	2,632,261
Deferred tax assets	77,917	103,462

Total assets	73,184,006	66,504,481

Liabilities & shareholder’s equity
Current liabilities	54,076,709	35,855,447
Non-current liabilities	30,120,909	27,374,421
Deferred tax liabilities	51,539	51,721

Total liabilities	84,249,157	63,281,589

Minority interests	534,195	705,142
Total shareholder’s equity	(11,599,346)	2,517,750

Total equity	(11,065,151)	3,222,892

Total liabilities & shareholder’s equity	73,184,006	66,504,481

C.	SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND PRC ACCOUNTING REGULATIONS

	2008	2007
	RMB’000	RMB’000

Consolidated (loss)/profit attributable to
equity holders of the Company
As stated in accordance with
PRC Accounting Regulations	(13,927,656)	603,955
Impact of IFRS and other adjustments:
Difference in depreciation and impairment charges for
flight equipment due to different depreciation
lives used previously	(134,538)	(170,082)
Difference in depreciation and impairment charges for
aircraft and engines due to different depreciation lives	(383,192)	(74,970)
Difference in goodwill impairment	(688,311)	–
Provision for post-retirement benefits	(110,458)	(81,445)
Reversal of additional amortisation due to the
revaluation surplus relating to land use rights	8,420	8,420
Others	37,178	(28,819)
Deferred tax adjustments	(13,121)	72,749
Minority interests	(56,854)	48,760

As stated in accordance with IFRS	(15,268,532)	378,568

Consolidated net assets attributable to
equity holders of the Company
As stated in accordance with
PRC Accounting Regulations	(11,599,346)	2,517,750
Impact of IFRS and other adjustments:
Difference in depreciation and impairment charges for flight equipment due to different depreciation lives
used previously	129,589	263,764
Difference in depreciation and impairment charges for
aircraft and engines due to different depreciation lives	103,311	475,289
Provision for post-retirement benefits	(1,515,585)	(1,405,127)
Difference in goodwill impairment	–	688,311
Reversal of revaluation surplus relating to land use rights	(369,046)	(377,466)
Others	79,393	53,792
Deferred tax adjustments	(2,020)	11,101
Minority interests	76,303	133,157

As stated in accordance with IFRS	(13,097,401)	2,360,571

SUMMARY OF SELECTED OPERATING DATA

	For the	For the
	year ended	year ended
	31 December	31 December
	2008	2007	Change

Capacity
ATK (available tonne-kilometres) (millions)	11,642.23	12,085.88	-3.67%
– Domestic routes	5,658.36	5,383.41	5.11%
– International routes	5,294.76	5,971.74	-11.34%
– Regional routes	689.10	730.73	-5.70%

ASK (available seat-kilometres) (millions)	75,964.28	77,717.23	-2.26%
– Domestic routes	47,588.37	46,166.30	3.08%
– International routes	23,813.57	26,476.13	-10.06%
– Regional routes	4,562.34	5,074.80	-10.10%

AFTK (available freight tonne-kilometres) (millions)	4,805.44	5,091.33	-5.62%
– Domestic routes	1,375.41	1,228.42	11.97%
– International routes	3,151.54	3,588.91	-12.19%
– Regional routes	278.49	274.00	1.64%

Hours flown (thousands)	755.17	756.00	-0.11%

Traffic
RTK (revenue tonne-kilometres) (millions)	7,218.99	7,713.92	-6.42%
– Domestic routes	3,780.27	3,777.51	0.07%
– International routes	3,056.25	3,524.95	-13.30%
– Regional routes	382.46	411.46	-7.05%

RPK (revenue passenger-kilometres) (millions)	53,785.27	57,182.56	-5.94%
– Domestic routes	35,352.44	35,491.96	-0.39%
– International routes	15,374.98	18,385.95	-16.38%
– Regional routes	3,057.86	3,304.65	-7.47%

RFTK (revenue freight tonne-kilometres) (millions)	2,420.14	2,614.07	-7.42%
– Domestic routes	621.89	608.66	2.17%
– International routes	1,687.45	1,887.85	-10.62%
– Regional routes	110.80	117.56	-5.75%

	For the	For the
	year ended	year ended
	31 December	31 December
	2008	2007	Change

Number of passengers carried (thousands)	37,231.48	39,161.36	-4.93%
– Domestic routes	30,398.76	31,158.09	-2.44%
– International routes	4,696.34	5,671.61	-17.20%
– Regional routes	2,136.38	2,331.66	-8.38%

Weight of freight carried (kg) (millions)	889.48	940.12	-5.39%
– Domestic routes	463.44	464.42	-0.21%
– International routes	350.13	395.89	-11.56%
– Regional routes	75.91	79.82	-4.90%

Load factors
Overall load factor (%)	62.01	63.83	-1.82
– Domestic routes	66.81	70.17	-3.36
– International routes	57.72	59.03	-1.31
– Regional routes	55.50	56.31	-0.81

Passenger load factor (%)	70.80	73.58	-2.78
– Domestic routes	74.29	76.88	-2.59
– International routes	64.56	69.44	-4.88
– Regional routes	67.02	65.12	1.90

Freight load factor (%)	50.36	51.34	-0.98
– Domestic routes	45.21	49.55	-4.34
– International routes	53.54	52.60	0.94
– Regional routes	39.79	42.91	-3.12
Break-even load factor (%)	90.71	67.74	22.97

Yields and costs
Revenue tonne-kilometers yield (RMB)	5.38	5.27	2.10%
– Domestic routes	5.87	5.92	-0.84%
– International routes	4.65	4.44	4.73%
– Regional routes	6.41	6.49	-1.23%

	For the	For the
	year ended	year ended
	31 December	31 December
	2008	2007	Change

Passenger-kilometers yield (RMB)	0.62	0.62	0.00%
– Domestic routes	0.61	0.61	0.00%
– International routes	0.66	0.61	8.20%
– Regional routes	0.64	0.65	-1.54%

Freight tonne-kilometers yield (RMB)	2.21	2.10	5.24%
– Domestic routes	1.26	0.97	29.90%
– International routes	2.42	2.31	4.76%
– Regional routes	4.42	4.49	-1.56%
Available tonne-kilometers unit cost (RMB)	4.88	3.57	36.69%

REPORT OF THE BOARD

Review of operations

In 2008, the Group operated approximately 6,090 scheduled flights per week, serving a total of 21 countries including 134 domestic and foreign cities, as well as 423 passenger routes and 16 cargo routes. The passenger routes included 332 domestic routes, 75 international routes and 16 Hong Kong and Macao routes, while the cargo routes included one domestic route, 14 international routes and one Hong Kong and Macao route. In addition, the Group also operated five passenger routes and one cargo route in its frequent charter flights between mainland China and Taiwan. In 2008, the Group added a total of 19 aircraft to its fleet, including the purchase of one A320 aircraft and the finance lease of seven A320 aircraft, five A321 aircraft, one A330-200 aircraft, three A330-300 aircraft, one B737-700 aircraft and one B737-800 aircraft and surrendered the lease of two aircraft, including one B737-300 aircraft and one B747F aircraft. As at 31 December 2008, the Group operated a fleet of 240 aircraft, including 214 passenger jets each with a seating capacity of over 100 seats and 11 jet freighters.

In 2008, in terms of flight take-off and landing statistics, the Group’s flights accounted for 35.8% and 28.7% of all flights at Hongqiao Airport and Pudong Airport, respectively. The daily average utilization rate of aircraft was 9.1 hours, representing a decrease of 0.7 hours compared to the same period in 2007.

2008 was the year when the world economy turned from flourishing to weakening, from rising to declining. With the increasing severity of the global financial crisis triggered by the United States subprime mortgage crisis, the real economy of developed countries showed signs of massive recession which has spreaded rapidly to emerging economies. This has resulted in a rapid decline in demand on the international air transportation market which has a greater impact on the Group’s international business.

In 2008, the overall PRC economy maintained a steady and relatively rapid growth momentum. However the country experienced a series of catastrophic natural disasters and unexpected incidents which, coupled with the increasing impact of the global financial crisis on the PRC economy, resulted in a rapid decline in demand on the domestic air transportation market. However the transportation capacity in the whole airline industry was still growing rapidly, which leads to relatively intense competition in the domestic air transportation market. These have a greater impact on the Group’s results.

In terms of passenger traffic, in 2008 the Group introduced the “Shanghai-Copenhagen” long-distance international route and several domestic routes including “Beijing-Dalian”, thus further enhancing the Group’s route network. With the signing of the《海峽兩岸包機會談紀要》(Minutes of Conference on Cross-Strait Charter Flights) and the《海峽兩岸空運協議》(Cross-Strait Air Transport Agreement) between 海峽兩岸關係協會 (the Association for Relations Across the Taiwan Straits) and 台灣海峽交流基金會 (the Straits Exchange Foundation) on 13 June 2008 and 4 November 2008 respectively, the Group introduced the “Shanghai, Nanjing, Wuhan, Kunming, Xi’an-Taipei” charter passenger routes and the “Shanghai-Taipei” charter cargo route, which served to facilitate cross-strait connection and exchange. The number of passengers using the transit service was 694.8 thousand in the year. The “東方萬里行  (Eastern Miles) ” frequent flyer program further expanded, and at present the number of members of the frequent flyer program is approximately 4.30 million. The “95808” call center expanded the coverage of the 95808 network in 108 cities throughout China. As at 31 December 2008, the call center had commenced operation in 86 cities across the country.

In terms of freight transport, the Group continued to deepen the one-stop freight transport management system in order to improve its sale and transportation co-operation models, increase its freight management level and improve its freight logistics network.

In terms of services, the Group introduced the activities of the “金牌服務迎奧運 (Welcome the Olympic Games with Gold Medal Services)” and the “奧運安全、正常、優質服務年 (Olympic Year of Safe, Standard and Excellent Service)” to facilitate the Beijing 2008 Olympic Games. In addition, the Group continued to launch the series activities of “東方空中文化體驗之旅 (Experience the Air Culture of China Eastern Airlines)” and further developed the “東方空中美食文化年 (Air Gourmet Culture Year of China Eastern Airlines)”, which enhanced the brand and corporate image through value-added flight services for the passengers. According to the statistics published by the Civil Aviation Administration of China, the Group leads the industry in terms of on-time rate with a rate of 84.60% during the year. The Group was awarded for the 4th time the “用戶滿意優質獎 (Excellence Award for Customers’ Satisfaction)” for the category of more than 20 million annual passenger traffic volume from the Civil Aviation Administration of China’s “旅客話民航 (Passengers’ Rating of Civil Aviation Award)” activity. As the first partner of the World Expo 2010 Shanghai, the Group was awarded the “主題實踐明星獎  (Theme Practices Star Award)” for 2008 World Expo Star Enterprises by the Bureau of Shanghai World Expo Coordination in 2008.

In 2008, in the face of a series of domestic catastrophic natural disasters, the Group made every effort to engage in the rescues. During the rescue for the “5.12” Wenchuan earthquake in Sichuan Province, the Group deployed a total of 98 aircraft with 262 special flights to support the rescue transportation, conveyed 11,800 personnel and casualties, provided 3,445 tonnes of relief supplies and the Group and its staff donated a total of RMB37,078.7 thousand to the disaster victims, which represented the Group’s sense of social responsibility and the staff’s valuable team spirit and dedication.

In respect of technological innovation, the Group has developed, introduced and adopted a series of advanced technology in 2008, such as the RNP Precision Navigation, the Extended-range Twin-engine Operational Performance Standards (ETOPS), the Automatic Dependent Surveillance - Broadcast (ADS-B) and the Controller Pilot Data Link Communications (CPDLC). The application of these new technologies represent the Group’s ability of aggressive innovation and its core competitiveness. (For details, please refer to the Company’s 2008 Social Responsibility Report.)

In respect of environmental protection, the Group strived to minimize pollution through stringent control of and reduction in fuel consumption and implemented direct operating cost control and management policies to reduce the fuel consumption per hour. The policies mainly included the implementation of Cost Index (CI) operation, fuel-saving flight control, management of Auxiliary Power Unit (APU) and promotion of Ground Power Unit (GPU), aircraft weight-reduction, change of operation mode of loading-balance, optimization of routes so as to fuel saving. (For details, please refer to the Company’s 2008 Social Responsibility Report.)

Operational Revenues

Compared to the same period in 2007, the Group’s total traffic volume decreased by 6.42% to 7,219 million tonne-kilometers in 2008. Traffic revenues decreased by RMB1,819 million to RMB38,844 million, representing a 4.47% decrease compared to the same period in 2007. This was mainly due to the decline in demand for global air transportation due to the financial crisis in 2008, and a series of natural disasters and unexpected incidents, which slackened the demand for domestic travel and transport routes and reduced the incentive for foreign travellers to visit China.

The Group’s passenger revenues amounted to RMB33,486 million in 2008, representing a decrease of 4.81% over the same period in 2007, and accounting for 86.21% of the Group’s total traffic revenues in 2008. The volume of passenger traffic was 53,785 million passenger-kilometers, representing a 5.94% decrease compared to the same period in 2007.

The Group’s domestic passenger traffic volume (excluding passenger traffic volume in Hong Kong, Macao and Taiwan routes) was 35,352 million passenger-kilometers, representing a 0.39% decrease compared to the same period in 2007. Compared to the same period in 2007, revenues decreased by 1.70% to RMB21,389 million, accounting for 63.87% of the Group’s passenger revenues. This was mainly due to a series of catastrophic natural disasters and unexpected incidents, coupled with the increasing impact of the global financial crisis on the PRC economy, which resulted in a rapid decline in demand on the domestic air transportation market. The Group’s domestic passenger traffic capacity increased by 3.08% compared to the same period in 2007.

The passenger traffic volume on the Group’s regional routes (Hong Kong, Macao and Taiwan routes) was 3,058 million passenger-kilometers, representing a 7.47% decrease compared to the same period in 2007. Compared to the same period in 2007, revenues decreased by 8.36% to RMB1,963 million, accounting for 5.86% of the Group’s passenger revenues. The passenger traffic capacity on the Group’s regional routes decreased by 10.10% compared to the same period in 2007. This was mainly due to intensified competition and decreased utilization of transport capacity which led to a decrease in revenue per passenger-kilometer on the Hong Kong routes, which accounted for the largest proportion among the regional routes.

The Group’s international passenger traffic volume was 15,375 million passenger-kilometers, representing a 16.38% decrease compared to the same period in 2007. Compared to the same period in 2007, revenues decreased by 10.15% to RMB10,134 million, accounting for 30.26% of the Group’s passenger revenues. The passenger traffic capacity on international routes decreased by 10.06% compared to the same period in 2007. This was mainly due to the decline in demand as a result of the global financial crisis, as a result of which the Group had to reduce the number of flights on long-distance routes to Europe and USA as well as the Korean routes, and the decrease in revenue as a result of fluctuations of exchange rates.

The Group’s cargo and mail traffic volume was 2,420 million tonne-kilometers, representing a 7.42% decrease compared to the same period in 2007. Compared to the same period in 2007, the cargo and mail traffic revenues decreased by 2.32% to RMB5,358 million, accounting for 13.80% of the Group’s total traffic revenues in 2008. The signing of the Air Rights Agreement between China and the United States and the Trade in Services Agreement between China and six ASEAN countries in July 2007 removed the restrictions on China’s entry into foreign freight markets, which boosted the growth in revenues in the first half of the year. However, the import and export trading demand was largely inhibited due to the global financial crisis in the second half of the year, leading to a decline in traffic volume on principle routes, such as the United States and Europe routes, where the traffic volume decreased by 20% and 11% respectively compared to the same period in 2007.

Operating expenses

Compared to the same period in 2007, the Group’s total operating costs increased by 32.49% to RMB56,828 million.

Expenditure on aviation fuel was RMB18,488 million, representing an increase of 22.30% compared to the same period in 2007. This was mainly due to a substantial increase in average price of aviation fuel compared to the same period in 2007. However, the Group utilized more fuel efficient A330 and A321 aircraft and reduced the flying hours of A340 and other aircraft which required higher fuel consumption, contributing to the overall decrease in aviation fuel consumption. The Group’s total aviation fuel consumption in 2008 was approximately 2.41 million tonnes, representing a decrease of 5.49% compared to the same period in 2007. In 2008, the expenditure on aviation fuel accounted for 32.53% of the Group’s total operating costs.

Changes in financial derivatives fair value through profit or loss resulted in a loss of RMB6,401 million, compared to an income of RMB84 million during the same period in 2007. The difference was mainly due to sharp fluctuations in international oil prices in 2008, which plunged rapidly after their historical high in July. In 2008, the fair value movements of financial derivatives charged to the income statement accounted for 11.26% of the Group’s total operating costs, please refer to note 7 of the Financial Information section for more details.

Takeoff and landing charges were RMB5,280 million, representing an increase of 2.04% compared to the same period in 2007, mainly attributable to the increased number of the flights of the aircraft with higher take-off and landing charges in 2008. Furthermore, the《民航機場收費改革實施方案》（民航發[2007]159號）(Civil Aviation Airport Charges Reform Implementation Plan (Min Hang Fa [2007] No. 159)) issued by the Civil Aviation Administration of China and the PRC National Development and Reform Commission in 28 December 2007 came into effect on 1 March 2008. Despite reduced charges on international routes according to the policy, the passenger service fee level was substantially increased, leading to a considerable increase in the aircraft take-off and landing unit charges.

Depreciation and amortization was RMB4,782 million, representing an increase of 1.31% compared to the same period in 2007, mainly due to the expansion of the scale of the Group’s operations and an increase in the number of aircraft.

Wages, salaries and benefits expenses amounted to RMB4,545 million, representing an increase of 5.04% compared to the same period in 2007. This was primarily due to the increase in the number of staff from 40,477 in 2007 year end to 44,153 in 2008 year end, as the Group continued to expand its core businesses. However, the Group experienced a substantial decline in operating performance in 2008 and, accordingly, the payments of staff performance bonus were reduced compared to the same period in 2007.

Office, administration and other operating expenses were RMB3,924 million, representing an increase of 6.28% over the same period in 2007, primarily due to the increase in overseas crew expenses, office expenses, travel expenses, Value Added Tax and custom duty of the operating lease, maintenance expenses and handling fees of financial institutions under the Group’s business expansion.

Maintenance costs amounted to RMB3,273 million, representing an increase of 36.83% over the same period in 2007. This was mainly due to an increase in aircraft overhaul expenses, a substantial increase in the number of engines under operating leases sent for overhaul in 2008 compared to the same period in 2007 and an increase in repair and maintenance provision relating to the surrender of aircraft under operating leases which will be expired and surrendered in 2009.

Aircraft operating lease expenses were RMB2,735 million, representing a decrease of 4.07% over the same period in 2007. This was mainly due to the expiry of operating leases of certain aircraft in 2007 and appreciation of the Renminbi against the US dollar.

Impairment losses for assets amounted to RMB2,977 million, mainly attributable to the Group’s impairment provision for goodwill and certain aircraft models which are with relatively lower operation efficiency and which management intend to retire in the near future under the current management plan, please refer to note 8 to financial information for more details.

Selling and marketing expenses were RMB1,563 million, representing a decrease of 13.43% over the same period of 2007. This was mainly due to the decrease in agency business handling fees and distribution system service fees as a result of the decrease in the number of passengers carried as well as the decrease in overseas distribution system fees as a result the depreciation of the US dollar against the Renminbi.

Food and beverage expenses were RMB1,321 million, representing an increase of 7.35% compared to the same period in 2007. This was mainly due to an approximately 14% increase of the 2008 food price index compared to the same period in 2007, which resulted in price increases imposed by certain catering suppliers, and an improvement in business and first class catering standards due to the Group’s initiatives to develop premium international routes and brand image by formulating different catering packages for different routes and classes. However, this expenditure was partially offset by the decrease in the numbers of passengers caused by the macroeconomic environment. The number of passengers carried decreased by 4.93% from approximately 39,161.4 thousand in 2007 to approximately 37,231.5 thousand in 2008.

The amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China amounted to RMB770 million, representing a decrease of 1.51% compared to the same period in 2007, which was primarily due to a decrease in the Group’s overall flying mileage and number of international and regional flight take-off and landing in 2008 compared to the same period in 2007.

Other operating leases rentals amounted to RMB369 million, representing an increase of 26.09% over the same period in 2007, which was mainly due to the rentals of the newly leased premises for passenger traffic and freight transport businesses at the Shanghai Pudong Airport.

Ground services and other charges were RMB269 million, representing an increase of 19.78% over the same period in 2007, mainly due to the expansion of the Company’s logistics business.

Insurance premiums amounted to RMB132 million, representing a decrease of 7.09% over the same period in 2007, mainly due to appreciation of Renminbi against US dollars, resulting in the decrease in the payment of insurance premium in, and reduction in insurance premium rates.

Other Operating Income and other gains

The Group’s other operating income and other gains primarily includes government subsidies and income from disposal of aircraft and relevant assets. Other operating income and other gains increased from RMB488 million in 2007 to RMB672 million in 2008, primarily due to income derived from the disposal of aircraft and relevant assets of RMB267 million in 2008. There is no such income in 2007.

Finance Costs

In 2008, the Group’s finance revenue was RMB2,062 million, and finance costs were RMB2,328 million, primarily due to the interest expense of RMB1,945 million on loans from banks and other financial institutions, representing an increase of 19.40% from that in 2007, and the interest expense of RMB651 million on finance lease obligations, representing a decrease of 11.07% from that in 2007.

Operating Profit/(Loss)

As a result of the above, the Group’s loss attributable to shareholders for the year ended 31 December 2008 was RMB15,269 million.

Liquidity and Capital Structure

As of 31 December 2007 and 2008, the Group’s cash and cash equivalents amounted to RMB1,655 million and RMB3,451 million respectively. In 2007 and 2008, the net cash generated from the Group’s operating activities amounted to RMB4,935 million and RMB1,382 million respectively. In 2007 and 2008, the net cash used in the Group’s investment activities amounted to RMB1,756 million and RMB1,720 million respectively. In 2007, the net cash outflow from the Group’s financing activities was RMB3,495 million, mainly for the repayment of long-term loans, finance leases and short-term loans. The net cash inflow from the Group’s financing activities in 2008 was RMB2,176 million, mainly from bank loans.

The Group generally operates with net current liabilities. As at 31 December 2008, the Group’s current liabilities exceeded its current assets by RMB43.458 billion.

As of 31 December 2007 and 2008, the total amount of the Group’s short-term loans were RMB15,189 million and RMB19,474 million, respectively, and the Group’s long-term loans were RMB14,675 million and RMB15,628 million, respectively. As of 31 December 2007, the Group’s long-term loans payable within two years, from three to five years and beyond five years were RMB9,232 million, RMB4,217 million and RMB1,226 million, respectively, as compared to RMB11,187 million, RMB3,666 million and RMB775 million, respectively, as of 31 December 2008.

The Group’s lease obligations as of 31 December 2007 and 2008 were RMB16,452 million and RMB20,809 million, respectively. As of 31 December 2007, the Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB4,113 million, RMB4,205 million and RMB8,134 million, respectively, as compared to RMB3,933 million, RMB6,203 million and RMB10,672 million, respectively, as of 31 December 2008.

The Group generally finances its purchase of aircraft through leases and bank loans secured by its assets. As of 31 December 2008, the total value of the Group’s mortgaged assets amounted to RMB8,723 million, a decrease of 11.58% from RMB9,865 million as at the end of 2007.

RISK ANALYSIS

•	Business Continuity

The Group’s accumulated losses were approximately RMB18.082 billion as at 31 December 2008; its current liabilities exceeded its current assets by approximately RMB43.458 billion; and total liabilities exceeded total assets by approximately RMB12.64 billion.

Against this background, the Board have taken active steps to seek additional sources of finance and improve the Group’s liquidity position. At 31 December 2008, the Company had total undrawn credit facilities of RMB13.5 billion from certain banks. Since 31 December 2008, the Company has successfully obtained additional credit facilities in an aggregate amount of RMB36 billion from certain banks and financial institutions (see Note 16 – “Post balance sheet events” to Financial Information section for details). The Board believe that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. In addition, a resolution to issue additional shares to China Eastern Air Holding Company (“CEA Holding”), the Company’s shareholder, and CES Global Holding (Hong Kong) Limited (“CES Global”), a wholly owned subsidiary of CEA Holding, for a total amount of RMB7 billion was approved in the extraordinary general meeting held on 26 February 2009 (see Note 16 – “Post balance sheet events” to Financial Information section for details).

With the additional credit facilities and approved capital injection described in the preceding paragraph, and based on the Group’s history of obtaining finance and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these financial statements should be prepared on a going concern basis and do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

•	Liquidity Risk

The Group obtains sufficient working capital through business operations and short-term bank loans. The Group’s primary cash requirements were related to the acquisition and upgrading of its aircraft and flight equipment as well as debt repayment. The Group generally finances its purchase of aircraft through finance leases and bank loans. Due to the fickle nature of the industry, the Group obtains its flexible fund-raising measures through maintaining the committed credit facilities. For years, the Group has arranged, and believes it will be able to continue to arrange, sufficient credit facilities from domestic banks or foreign-invested banks in China to finance its future capital expenditure and fulfill its daily operating requirements.

•	Interest Rate Fluctuation Risk

The Group’s total interest-bearing liabilities as of 31 December 2007 and 2008 were RMB46,316 million and RMB55,910 million respectively (including long-term and short-term loans and finance leases payable), of which short-term liabilities accounted for 45.42% and 50.85% respectively, and part of the long-term interest-bearing liabilities were liabilities with variable interest rates. Both were affected by the fluctuation in current market interest rates.

The Group’s interest-bearing liabilities were mainly denominated in US dollars and Renminbi. As of 31 December 2007 and 2008, the Group’s liabilities denominated in US dollars accounted for 70.42% and 58.04% of the total liabilities respectively, while the liabilities denominated in Renminbi accounted for 27.05% and 41.56% of the total liabilities respectively. The fluctuations in the US dollar and the Renminbi interest rates significantly affected the Group’s financing costs.

•	Exchange Rate Fluctuation Risk

Since 21 July 2005, the PRC government reformed the Renminbi exchange rate system and established a floating exchange rate system in which the exchange rate would be adjusted and managed based on market supply and demand with reference to a basket of foreign currencies. The fluctuation in Renminbi exchange rate is affected by the domestic and international economy, the political situation and the currency supply and demand of the currency, and thus the Renminbi exchange rate in the future may therefore be very different from the current exchange rate.

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group’s major liability item (purchases and leases of aircraft) is mainly priced and settled in currencies such as US dollars. In addition, fluctuations in exchange rates will affect the Group’s costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of 31 December 2008, the Group’s total interest-bearing liabilities denominated in foreign currencies converted to Renminbi amounted to RMB32,674 million, of which the US dollar liabilities accounted for 99.32%. Therefore, in the circumstances with large fluctuation in exchange rate, the exchange loss arising on the translation of foreign currency denominated liabilities shall be greater, which shall affect the profitability and development of the Group. The Group usually uses hedging contracts for foreign currencies to reduce the risks in exchange rates for foreign currency revenue from ticket sales and expenses which are to be paid in foreign currencies. Foreign currency hedging mainly involves the sales of Japanese Yen or the purchase of US dollars at fixed exchange rates. As of 31 December 2008, the foreign currency hedging contracts held by the Group which are still open amounted to a notional amount of US$121 million (31 December 2007: US$33 million), which will be expired between 2009 and 2017.

The Group recorded a decrease in net exchange gains during the reporting period. As of 31 December 2007 and 2008, the Group’s exchange gains were RMB2,023 million and RMB1,958 million respectively. Due to the large value of existing net foreign currency liabilities, the Group’s results will be adversely affected if the Renminbi depreciates against the US dollar or the rate of appreciation of the Renminbi against the US dollar decreases in the future.

•	Fuel Hedging Risk

In order to control fuel costs, the Group entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel. In the face of continuing increases in fuel prices, the Group reduced the impact of the fluctuation in aviation fuel prices through various financial derivative instruments. For the years 2007 and 2008, the Company hedged 34.20% and 41.58% of its annual fuel consumption respectively.

The breakdowns of the Group’s fuel cost are as follow:

	2008	2007
	In RMB millions	In RMB millions

Fuel cost	18,480	15,237
Realized hedging losses / (profits)	8	(120)

Total fuel cost	18,488	15,117

Unrealized loss/(gains) from fair value
movements of the fuel hedging derivatives	6,256	(97)

The Group engaged in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, etc., the Group locked in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in the Group incurring actual realised and unrealised settlement losses. For details of the prinicipal type of aviation fuel hedging contracts entered into by the Group, please refer to the Company’s announcement issued in Hong Kong dated 9 January 2009.

If the oil price decreased or increased by 5% compared to the closing price as at 31 December 2008, the fair value losses as at 31 December 2008 would increase or decrease by approximately RMB500 million.

•	Policy Impact

In 2006, the National Development and Reform Commission of the PRC (the “NDRC”), the Civil Aviation Administration of China and the China Air Transport Association jointly launched the linkage mechanism for aviation fuel prices and transportation prices by airline companies. According to the 發改價格[2008]1568號文 (Fa Gai Jia Ge [2008] No. 1568), the fuel surcharge standards for domestic passenger routes were adjusted from 1 July 2008. The surcharges were increased from RMB60 to RMB80 per passenger for routes less than 800 km, and from RMB100 to RMB150 per passenger for routes which are 800 km or more. Since the second half of 2008, the international crude oil prices had decreased significantly, leading the NDRC and the Civil Aviation Administration of China to release an announcement on 14 January 2009 to suspend fuel surcharges for domestic passenger routes with effect from 15 January 2009.

On 28 December 2007, the Civil Aviation Administration of China and the NDRC released the Implementing Scheme for the 《民航機場收費改革實施方案》（民航發[2007]159號）(Civil Aviation Airport Charges Reform Implementation Plan (Min Hang Fa [2007] No. 159)) (the “New Plan”), which was implemented on 1 March 2008. The New Plan divided airport charges into three parts: charges related to airline businesses, charges related to important non-airline items, and other non-airline charges. The charges related to airline businesses and important non-airline items shall follow the national guided prices, in which the standard prices are rarely increased, while reduction rates can be negotiated between the airport or the service provider and the users. The New Plan grants the Group the right to negotiate with the airports on the airport charges.

•	Human Resources

As of 31 December 2008, the Group had approximately 44,153 employees, a majority of whom worked in the PRC. The Group’s employee compensation is primarily composed of basic salary and performance-based bonus. There were no material labor disputes between the Group and its employees and the Group did not experience a significant loss of employees or encounter any major difficulties in recruiting new employees.

OUTLOOK FOR 2009

The Group would like to caution readers of this announcement that the operations of the Company as an air transport enterprise which performs public service functions, is linked closely to the development of the political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a substantial extent, subject to the risks associated with geopolitics and the incidence of unexpected events. The 2008 annual results announcement of the Group includes (but is not limited to) certain forward-looking statements, such as those on the economies of the world including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

In the Group’s opinion, the global economy is currently facing its worst period from the onset of the financial crisis. The international financial crisis has not yet bottomed out and there are still significant uncertainties in the global economic environment. The results of rescue plans taken up by the western countries remain uncertain. The Chinese economy is forecasted to achieve its growth target of 8%, but it is still facing great challenges. In 2009, the international air transportation market is still difficult with insufficient demand. The Group is of the view that there will be a negative growth in demand in the international air transportation market in 2009. The domestic air transportation market might resume its growth, but the transportation capacity is still far beyond its need. The impact and challenge to Shanghai and its peripheral regions by the financial crisis are obvious. However, as the World Expo 2010 Shanghai is drawing near, this creates new opportunities for the Group. In 2009, the Group’s operating target is to achieve the total traffic volume of 8,170 million tonne-kilometers, passenger traffic volume of 42.80 million, cargo and mail traffic volume of 950 thousand tonnes, passenger load factor of 73% and freight load factor of 62.3%.

In view of the current operating environment and the Group’s position, the Group will focus on the following aspects in 2009:

1.	Implement five major strategies such as hub networking, brand management, informatization, alliance cooperation and sophisticated management:

The Company will establish Shanghai complex hub, Xi’an and Kunming regional hubs, centralise the resources such as routes and capacity to the hub markets, increase the marker share of the hub markets and key markets and form a control over the market; benchmark with world-renowned airlines, refine the service concept, and create its service brand name; formulate and improve the IT infrastructure, expedite the establishment of various IT systems; recruit the Chief Information Officer from around the world and upgrade management through technical upgrade; strengthen and deepen the strategic and business cooperation with other enterprises comprehensively, introduce strategic investors when appropriate, expedite the joining of airlines alliance, and promote organizational and work flow reconstruction, fully realize the sophisticated management in terms of production, operation and safety.

2.	Cost-effectiveness measures:

The Company will strictly control its transportation capacity growth and optimize its fleet structure while implementing a thorough reduction in investments, labor costs and other costs and expenses, streamline the fixed assets and utilize those non-performing assets, optimize market and enhance marginal contribution.

3.	Strengthen market control and marketing capability:

The Company will strengthen its market research and enhance its market anticipation capability; optimize its transportation capacity, focus on key routes and profitable routes; promote the route revenue management system and improve the accuracy of its marketing strategies; strengthen the establishment of information system and electronic commerce platform; spare great efforts to develop the marketing of major customers and frequent travelers; take the opportunity of World Expo to boost sales.

4.	Stringent control over capital expenditure:

Given the adverse external environment and internal resources available, the Company will strictly manage its capital expenditure and reduce some of its equity investments.

SHARE CAPITAL

1.         Share capital structure

		Approximate
	Total number	percentage in
	of shares	shareholding
		(%)

I. A shares

1. Listed shares with trading moratorium	2,904,000,000	59.67
2. Listed shares without trading moratorium	396,000,000	8.13

II. H shares	1,566,950,000	32.20

III. Total number of shares	4,866,950,000	100.00

2.	Substantial shareholders

The shareholders interested in 10% or more of any class of the issued shares in the Group as of 31 December 2008 are as follows:

		Approximate
	Number of	percentage in
Name	shares	shareholding
		(%)

China Eastern Air Holding Company	2,904,000,000	59.67

HKSCC Nominees Limited	1,540,017,139	31.64

Details relating to interests, as at 31 December 2008, of the Company’s directors, supervisors, chief executive officer, members of senior management and those of other person(s) having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance) will be set out in the Company’s 2008 annual report in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

MATERIAL MATTERS

1.	Dividends

As of 31 December 2008, according to the financial statements prepared in accordance with PRC Accounting Regulations, and having considered the cash flow position in 2009, the Board does not recommend payment of any dividend for 2008. The profit appropriation plan for 2008 will be proposed to the 2008 annual general meeting for consideration.

2.	Purchase, Sale or Redemption of Securities

During the 2008 financial year, neither the Company nor its subsidiaries had purchased, sold or redeemed any of its listed securities (“securities” having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

3.	Material litigation

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay, but the motion was rejected by the court on 6 May 2008. The plaintiff filed a second motion to to lift the stay on 10 July 2008. On 27 August 2008, the Superior Court of the State of California rejected the motion of the plaintiff again. After the case entered the procedures on appeal in the California Court of Appeal, the Court of Appeal of California issued an option on 26 February 2009, dismissing the appeal of the plaintiff and affirming the original order. On 16 March 2009, the Chinese counsel of the plaintiff sued the Company on behalf of the family members of victims in the Beijing No. 2 Intermediate People’s Court. The case is under the filing procedure and no official summons from the court has been received by the Company. The management of the Group believe that a negative outcome of the case will not have an adverse effect on the financial condition and results of operations of the Company. The Group intends to provide updates to the shareholders regarding the progress of the litigation. As at 31 December 2008, the Group was not involved in any other litigation, arbitration or claim of material importance.

4.	Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance practices for the year ended 31 December 2008 met the requirements under the provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

5.	Audit Committee

The Audit Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has had discussions with the Board regarding the internal controls and financial reporting issues, including a review of the consolidated results prepared under IFRS for the year ended 31 December 2008.

The Audit Committee has no disagreement regarding the accounting principles and methods adopted by the Group.

6.	Changes in personnel

Date of Appointment /
Name	Termination	Approval Organization	Position

Termination
Li Fenghua	12 December 2008	the 17th meeting of the fifth session of the Board	Chairman
Li Fenghua	3 February 2009	the first extraordinary general meeting in 2009	Director
Cao Jianxiong	12 December 2008	the 17th meeting of the fifth session of the Board	President
Cao Jianxiong	3 February 2009	the first extraordinary general meeting in 2009	Director
Wang Taoying	26 March 2009	the 2009 first group meetings of the 5th meetings of the 4th session employee’s representatives conference	Employee representative supervisor
Yang Jie	26 March 2009	the 2009 first group meetings of the 5th meetings of the 4th session employee’s representatives conference	Employee representative supervisor
Luo Weide	31 March 2009	the 23rd meeting of the 5th session of the Board	Chief Financial Officer

Appointment
Liu Shaoyong	3 February 2009	the first extraordinary general meeting in 2009	Director
Liu Shaoyong	3 February 2009	the 20th meeting fifth session of the Board	Chairman
Ma Xulun	12 December 2008	the 7th meeting of the fifth session of the Board	President
Ma Xulun	3 February 2009	the first extraordinary general meeting in 2009	Director
Yan Taisheng	26 March 2009	the 2009 first group meetings of the 5th meetings of the 4th session employee’s representatives conference	Employee representative supervisor
Feng Jinxiong	26 March 2009	the 2009 first group meetings of the 5th meetings of the 4th session employee’s representatives conference	Employee representative supervisor
Wu Yongliang	31 March 2009	the 23rd meeting of the 5th session of the Board	Chief Financial Officer

7.	Connected transactions

(i)
On 9 November 2007, Singapore Airlines Limited (“SIA”) and Lentor Investments Pte. Ltd. (an indirectly wholly-owned subsidiary of Temasek Holdings (Private) Limited) entered into an investor subscription agreement with the Company to subscribe for new H shares to be issued by the Company. Simultaneously, CEA Holding entered into a CEA Holding subscription agreement with the Company to subscribe for new H shares to be issued by the Company. As of 9 August 2008, the conditions precedent of the investor subscription agreement entered into among SIA, Lentor Investments Pte. Ltd. and the Company had not been satisfied, and pursuant to the terms thereof, the agreement was automatically terminated. Accordingly, it follows that the transaction contemplated under the CEA Holding subscription agreement between CEA Holding and the Company cannot proceed to completion, and the shareholders agreement entered into among CEA Holding, SIA and Lentor Investments Pte. Ltd. is not effective. Details are set out in the announcements of the Company issued in Hong Kong dated 2 September 2007, 9 November 2007, 8 January 2008, 21 January 2008, 26 February 2008 and 9 August 2008 and its circular dated 23 November 2007.

(ii)
On 29 April 2008, the Company entered into various agreements with CEA Holding and certain of its associates in respect of renewal of certain continuing connected transactions. Details are set out in the announcements of the Company issued in Hong Kong dated 29 April 2008 and 15 April 2009 and its circular dated 13 May 2008.

(iii)
On 28 October 2008, the Company and CEA Development Co.（上海東方航空實業有限公司）(“CEA Development”) entered into an automobile repairing service agreement, under which, CEA Development shall provide automobile repairing service to the Company. Details are set out in the announcement of the Company issued in Hong Kong dated 28 October 2008.

(iv)
On 10 December 2008, CEA Holding entered into an A share subscription agreement (the “Original A Share Subscription Agreement”) with the Company to subscribe for new A shares to be issued by the Company. Simultaneously with the entering into of the Original A Share Subscription Agreement, CES Global entered into an H share subscription agreement with the Company (the “Original H Share Subscription Agreement”) to subscribe for new H shares to be issued by the Company. Subsequently, the parties made adjustments to certain terms of the Original A Share Subscription Agreement and the Original H Share Subscription Agreement; and on 29 December 2008, CEA Holding entered into a revised A share subscription agreement with the Company and CES Global entered into a revised H share subscription agreement with the Company respectively. The Original A Share Subscription Agreement and the Original H Share Subscription Agreement were cancelled accordingly. On 26 February 2009, the resolutions relating to the subscription of new A shares and new H shares of the Company by CEA Holding and CES Global respectively were duly passed by shareholders in the extraordinary general meeting and the relevant class meetings of the Company. Details are set out in the announcements of the Company issued in Hong Kong dated 10 December 2008, 24 December 2008, 29 December 2008 and 26 February 2009 and its circulars dated 8 January 2009 and 10 February 2009.

8.	Miscellaneous

(i)
On 28 August 2007, China Cargo Airlines Co., Ltd（中國貨運航空有限公司）(“China Cargo”), a non wholly owned subsidiary of the Company, entered into the sale and purchase agreements and the lease agreements with, inter alia, GE Commercial Aviation Services Limited, regarding the sale and leasing-back of six MD11F aircraft. Details are set out in the announcement of the Company issued in Hong Kong dated 19 March 2009.

(ii)
On 30 January 2008, the Company entered into an aircraft purchase agreement in Shanghai with Boeing Company to purchase 30 Boeing B737NG series aircraft (with engines). Details are set out in the announcement of the Company issued in Hong Kong dated 30 January 2008 and its circular dated 10 April 2008.

(iii)
On 27 June 2008, the Company entered into the sale and purchase agreements and the lease agreements with ICBC Financial Leasing Co., Ltd. （工銀金融租賃有限公司）, regarding the sale and leasing-back of three Airbus A340 series aircraft. Details are set out in the announcement of the Company issued in Hong Kong dated 4 July 2008 and its circular dated 25 July 2008.

(iv)
On 15 January 2009, CEA Holding (as the principal), Eastern Air Group Finance Company Limited（東航集團財務有限責任公司）(the “Finance Company”) (as the trustee) and the Company (as the borrower) entered into an entrusted loan agreement in Shanghai, pursuant to which, the Company shall obtain a short-term loan from CEA Holding through the Finance Company. Details are set out in the overseas regulatory announcement of the Company issued in Hong Kong dated 15 January 2009.

(v)
On the extraordinary general meeting of the Company held on 26 February 2009, the shareholders of the Company approved certain amendments to the articles of association of the Company. Details are set out in the circular of the Company issued in Hong Kong dated 8 January 2009 and the announcement of the results of such extraordinary general meeting of the Company issued in Hong Kong dated 26 February 2009.

By order of the Board China Eastern Airlines Corporation Limited Liu Shaoyong Chairman

Shanghai, the People’s Republic of China
15 April 2009

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)